August 27, 2004


Gary Johnson
President and Chief Financial Officer
PortalPlayer, Inc.
3255 Scott Boulevard, Bldg. 1
Santa Clara, CA 95054

Re:	PortalPlayer, Inc.
Registration Statement on Form S-1 filed August 3, 2004
	File No. 333-117900

Dear Mr. Johnson:

We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form S-1

General
1. Please confirm that any preliminary prospectus you circulate will include all non-Rule 430A information. This includes the price range and related information based on a bona fide estimate of the public offering price within that range, and other information that was left blank throughout the document. Also note that we may have additional comments after you file this information.
2. Consideration should be given to the updating requirements of Rule 3-12 of Regulation S-X.
3. Please include an updated and signed consent from your independent auditors with any amendment filed.

Artwork
4. The connection between the products manufactured by PortalPlayer and the illustrations presented is unclear. Please consider revising the artwork to explain how the pictures relate to the products that PortalPlayer actually manufactures and sells.

Prospectus Summary - Pages1 to 3
5. Quantify the extent to which your revenues are attributable to Inventec. Disclose the criteria you applied in identifying Aiva, Philips, Rio and Samsung in the summary.
6. Please provide supplemental support for your stated belief that OEMs "are increasingly relying upon outsourced, independent providers to deliver comprehensive platform...."

The Offering- Page 4
7. We note the discussion that the information in the prospectus assumes the exercise of the warrants to purchase 2,514 shares of common stock that will expire if not exercised prior to completion of this offering. Provide details of the basis of assuming the exercise of these warrants. Is there a firm commitment or other agreement for the exercise of these warrants?

Summary Consolidated Financial Data - Pages 5 to 6
8. The column that includes the financial information for the six months ended June 30, 2004 in the selected financial data on page 5 should be clearly labeled unaudited. This should also be addressed for the selected financial data on page 28. Please revise.

Risk Factors - Pages 7 to 21
9. Please revise the introductory paragraph to eliminate the implication that you have not discussed all material risks, and revise the Risk Factors section as necessary to include a discussion of all material risks.

We currently depend on one customer for a high percentage of our revenue.... - Page 7
10. Please revise this risk factor to present the risks associated with purchase order sales in more concrete terms. For example, quantify the rate of cancellations during your two most recently completed fiscal years and for the six months ended June 30, 2004.
11. Reconcile the statement regarding the revenue decline in the first quarter of 2003 due to Inventec`s lower than expected orders with the fact that revenues steadily increased each quarter, as noted on page 37.

We are subject to the risk of supply problems with other
components.... - Page 10
12. Please describe and quantify the impact to your results and operations of the small form factor hard disk drive supply constraint in 2003.

If the foundries that manufacture our semiconductors do not achieve satisfactory yields.... - Page 12
13. In the two most recently completed fiscal years, and in the six months ended June 30, 2004, have you experienced any such unsatisfactory yields that resulted in a materially adverse impact to your business and operations, and if so, how was the matter resolved?

	The facilities of the independent foundries ... - Page 12
14. Please identify the location of the facilities.

We may face intellectual property infringement claims.... - Page 14
15. Please disclose whether you are currently aware of any parties currently intending to pursue such claims against you.
We have significant international activities and customers.... -
Pages 14 to 15
16. Please explain how the bullet point risks associated in conducting business internationally specifically relate to the Asia/Pacific region. We note your disclosure that your sales are mainly derived from this region, including Japan.
17. Please demonstrate the risk cited in the last paragraph by quantifying any material reductions in sales and profitability recently experienced due to foreign currency fluctuations.

Our corporate actions are substantially controlled by officers, directors, .... - Page 20
18. Please expand your disclosure to include the fact that 5 of your current 8 directors have been appointed by your preferred stockholders. Additionally, please disclose whether any voting agreements exist among these stockholders. Also tell us whether you currently have any procedures in place for resolving actual or perceived conflicts of interest between your principal stockholders and your other stockholders.

Use of Proceeds - Page 23
19. Since you have no specific plans for the use of a substantial portion of the proceeds from this offering, please describe the principal reasons behind the timing and size of the offering. Please refer to Item 504 of Regulation S-K.

Capitalization - Page 24
20. Revise to remove the caption relating to cash and cash equivalents from your presentation of capitalization.

Dilution - Pages 25 to 26
21. Regarding your dilution table, please make sure you start with historical net tangible book value per share. Then show how you derived the pro forma amounts before the offering (reflecting conversion of preferred to common) that you are using for comparison to net tangible book value per share after the offering.

Selected Consolidated Financial Data - Pages 27 to 28
22. Please relocate your footnote "(1)" indication from after the "1999" in the heading to the basic and diluted net income (loss) per share line item to better describe the computation applicable to all periods, not just 1999.

Management`s Discussion & Analysis - Pages 29 to 41

Overview -  Page 29
23. We note your disclosure that headcount reductions and restructuring initiatives were undertaken in 2002 and 2003. We also refer to the discussion of the reduction in workforce on page 35. Revise MD&A and the financial statements to provide more details of the restructuring activities and include the disclosures required by SAB Topic 5:P and SFAS 146, if material. Please revise or advise.
24. In addition, please describe briefly your reasons for initiating restructuring and headcount reductions in August 2002 and January 2003. Were these initiatives taken in response to a decrease in demand for products, for example? If so, discuss the reasons behind the demand decrease.
25. We note your disclosure on page 29 that, aside from Inventec, your customer relationships have been developed over a short period of time, are generally in their preliminary stages, and that there is no assurance that these customers will generate significant revenue. In the Risk Factors section, please include a discussion of the associated risks to potential investors.




Financial Operations Overview - Pages 30 to 31

Operating Expenses - Page 31
26. We note your disclosure on page 31 that, pursuant to engineering service arrangements with your customers, you receive reimbursements of some engineering costs. Please expand your discussion to describe the material terms of these arrangements. Additionally, of the dollar amounts cited as your R&D expenses, clarify whether those figures are net of any reimbursements, and separately disclose the amount you expended and the amount of reimbursement for each year presented. Also, pursuant to Item 101(c)(1)(xi) of Regulation S-K, please state separately the dollar amount of R&D expense incurred on any customer-sponsored research.

Critical Accounting Policies and Estimates - Pages 32 to 33
27. Refer to your discussion of stock compensation.   Please provide
supplemental details of the increase in your calculated fair value from $0.15 in July 2003 to $3.41 in June 2004, including details of the factors and circumstances that resulted in the significant increase in the fair value over this period. Provide details of the Company`s methodology, significant assumptions and "objective and subjective" factors used to determine the fair value of common stock.

Results of Operations - Pages 34 to 38
28. Revise to include within your discussion of the six months ended June 30, 2003 and 2004 the increase in stock based compensation from $.2 million for June 30, 2003 to $3.6 million for June 30, 2004.
29. We note that your explanations for changes in revenue are similar for each of the years presented. Please revise to quantify and discuss each factor that contributed to changes in revenue. For example, you indicate that unit sales increased and average prices declined, but do not give any quantitative factors, such as number of units, change in average price, etc. As a related matter, your discussion of cost of revenues should provide quantitative details as to volume of increase in unit shipments and associated costs. Please provide more details of the declining trend in average selling prices and clarify whether this trend in expected to continue and the impact that this is expected to have on future operations.
30. Revise your discussion of research and development expense to also address the status of specific R&D projects or groups of related projects and any uncertainties associated with completing the projects. Also, revise to disclose whether historical R&D costs are indicative of future expenses.
31. Provide a more detailed discussion of the inventory write-downs each period, including the events or circumstances that caused the write-downs and whether additional write-downs are expected.
32. Please revise to include quarterly results for the quarters ended
March 31, 2002 and June 30, 2002.   Item 302 of Regulation S-X
requires quarterly information for each full quarter within the two most recent fiscal years and any subsequent interim period for which financial statements are included.

Liquidity and Capital Resources - Pages 38 to 40
33. We note your belief that your existing resources and cash generated from operations will be sufficient to meet your needs for at least the next 12 months. Please expand your disclosure to also discuss your liquidity on a long-term basis. See instruction 5 to paragraph 303(a) of Regulation S-K.

Business - Pages 42 to 51
34. As you have stated in the Risk Factors section on page 7, your success depends on Apple`s continued success with the iPod, since such a large portion of your revenue is tied to this product. This fact should be highlighted and discussed in the Business section in much greater detail. You should also discuss the effects on your business and operations of the introduction of products that compete with and threaten to take market share from Apple`s iPod, such as Sony`s new Network Walkman Digital Music Player.

Industry Background - Pages 42 to 43
35. Please tell us whether IDC has consented to the use of its name and data in the registration statement, and whether any of the cited reports were prepared specifically for your use.

Market Challenges - Pages 43 to 44
36. We note your disclosure of how OEMs are effected by the market challenges mentioned. Please discuss how these challenges specifically affect your business and operations.

Our Solution - Pages 44 to 45
37. Please balance your disclosure of the advantages of your platform solutions with a discussions of their disadvantages vis-.- vis competing products and technologies.

Our Strategy - Page 45
38. Please describe, with greater specificity, how you plan to
achieve the key elements of your strategy.   For example, how do you
plan to deepen your penetration with existing customers or increase market share with new customers?
39. Additionally, you state on page 7 that there is a "relatively small number of potential customers" for your platforms, and that you "expect customer concentration to continue for the foreseeable future." Tell us how your expansion strategy will deal with this fact.

Manufacturing - Pages 48 to 49
40. Have you and eSilicon elected to renew your agreement, and if so, do you anticipate any material cost increases?

Intellectual Property - Page 50
41. Please discuss the duration, importance and effect of all patents, trademarks and licenses held. Please refer to Item
101(c)(1)(iv) of Regulation S-K.

Facilities - Page 51
42. We note your disclosure that the lease on your facilities in Hyderabad, India has expired. Have you extended this lease at materially the same costs? If the lease has been extended, please file the amended lease agreement as an exhibit.
43. Additionally, we note that another lease expires in October 2004. It is unclear from your description to which facility this lease relates. Please revise your disclosure. Also tell us whether you plan to renew this lease, and if so, whether you anticipate any material cost increases.

Management - Pages 52 to 61

	Board of Directors - Page 54
44. We note your disclosure that your preferred stockholders have the right to elect 5 members to your board of directors. Please tell us whether your preferred shareholders are party to any voting agreement.

Related Party Transactions - Page 62

Transactions with Management and 5% Stockholders - Pages 62 to 64
45. Please describe the consulting services provided by Thomas
Spiegel, pursuant to your consulting agreement. Additionally, please tell us why the consulting agreement was prematurely terminated.

Registration Rights - Page 64
46. Please discuss the material terms of the shareholders agreement other than the terms relating to registration rights. Additionally, we note your disclosure on page 54 that, upon completion of the offering, none of your shareholders will have any special rights "regarding board representation." Please confirm, if true, that all other special rights, such as Observation Rights, currently granted to parties to this agreement will no longer be provided upon completion of this offering.

Principal Stockholders - Page 65
47. Identify the individuals who have or share voting and/or investment control over the shares owned by the entities listed in the table.

Description of Capital Stock - Pages 68 to 72

	Nasdaq National Market Listing Symbol - Page 72
48. Supplementally inform us of the status of your application for listing on the Nasdaq National Market.

Shares Eligible for Future Sale - pages 73 to 74
Lock-up Agreements - Page 73
49. We note your disclosure that "substantially all" of your existing stockholders and option holders have agreed not to sell any shares prior to 180 days from the date of the offering, pursuant to the
terms of the lockup agreement   Please tell us supplementally what
percentage of shares are held by parties not subject to the agreement.

Underwriting - Pages 78 to 81
50. Please identify any members of the underwriting syndicate that will engage in any electronic offer, sale or distribution of the shares and describe their procedures to us supplementally. If you become aware of any additional members of the underwriting syndicate that may engage in electronic offers, sales or distributions after you respond to this comment, promptly supplement your response to identify those members and provide us with a description of their procedures.
Briefly describe any electronic distribution in the filing.
Also, in your discussion of the procedures, tell us how your procedures ensure that the distribution complies with Section 5 of the Securities Act. In particular:
* The communications used;
* The availability of the preliminary prospectus;
* The manner of conducting the distribution and sale, like the use of indications of interest or conditional offers; and
* The funding of an account and payment of the purchase price. Finally, tell us whether you or the underwriters have any arrangements with a third party to host or access your preliminary prospectus on the Internet. If so, identify the party and the website, describe the material terms of your agreement and provide us with a copy of any written agreement. Provide us also with copies of all information concerning your company or prospectus that has appeared on their website. Again, if you subsequently enter into any arrangements like this, promptly supplement your response.

Consolidated Financial Statements

General
51. Provide supplemental details of the accounting for the consulting agreement with Mr. Spiegel, including the recording the amounts required to be paid upon the termination of the agreement. In addition, supplementally advise us whether the $1.6 million due upon termination of the agreement relates to the $1.6 million lent to Mr. Spiegel discussed on page 64. Was the $1.6 million paid or offset against the amounts loaned to Mr. Spiegel. Please clarify the accounting for these transactions.

Note 1. Organization and Summary of Significant Accounting Policies -
Page F-7

Inventory - Page F-7
52. Revise your discussion of inventory to indicate the cost elements of your finished goods inventory. We note that you have an outsourcing arrangement for the manufacturing, test, packaging, warehousing and shipping of your products. How does this impact the cost of your inventory?

Revenue Recognition - Page F-8
53. Disclose more details of the basis for recording revenue at the time of shipment, including details of the Company`s return policy, and post shipment obligations (e.g. installation, training, etc.) and how this impacts revenue recognition. In addition, clarify the accounting treatment during the customer acceptance period and the basis for only deferring gross margin over this period rather than deferring total revenue related to these sales.
54. Provide supplemental details of whether there are any multiple deliverables with the Company`s products or services that fall under EITF 00-21.
55. Tell us and revise to disclose whether you offer any discounts, credits or other sales incentives to your customers or distributors and, if so, how you account for these incentives. In addition, tell us if you provide discounts in the form of free products, rebates or
coupons.   If applicable, tell us and revise to disclose how you have accounted for these transactions under EITF 01-9.


Product Warranty - Page F-8
56. Provide more details of how the estimate for warranty costs are determined, considering the Company`s limited operating history.

Research and Development and Software Development Costs - Page F-9
57. Tell us more about your accounting for engineering service contracts in which you are reimbursed for some of the costs of the contract. Explain to us the nature and timing of these costs. How do you accumulate the costs or do you recognize them immediately? When do you receive and recognize the reimbursement? Please advise, supplementally.

Stock-Based Compensation - Page F-9
58. Note that subsequent to August 3, 2004, you may not use the minimum value method for valuing stock-based compensation.

Note 4. Accrued Liabilities - Page F-12
59. Please supplementally explain to us the nature of the item
"accrued development fees".

Note 5. Bank Borrowings - Page F-12
60. Please consider revising your bank borrowings footnote to include a table showing each borrowing outstanding at each balance sheet date, reconciled to the consolidated balance sheet. Presentation in the form of a table makes it easier for readers to determine the amount and scope of borrowings outstanding at each date.

Note 6. Commitments- Page F-14
61. Provide more details of the terms of the commitments to purchase inventory, including the time period, price (e.g. fixed or at market prices) and clarify whether the Company expects to incur any losses as a result of these commitments. Are there any sales commitments related to this inventory?
Note 7. Contingencies and Litigation - Page F-14
62. Your disclosure that you did not record a liability relating to indemnifications because you have not made payment under these arrangements in the past appears to address only your evaluation of the need to record a SFAS 5 liability relating to the loss contingency.
* Tell us whether you received a fee, either separate or part of a larger arrangement, for indemnifying your customers who enter in contractual relationships.
* Tell us how you determined that the fair value of your obligation to stand ready under these guarantees was zero. Refer to paragraph 8 through 10 of FIN 45.

Note 8 - Convertible Preferred Stock - Page F-14
63. Refer to your disclosure of the conversion of Series D Preferred Stock into Series E Preferred Stock in March 2004. Supplementally tell us how this conversion resulted in the settlement of potential claims from existing shareholders. What were the terms of the settlement?
Note 9 - Common Stock - Page F-17
64. Provide us with details (e.g. in an itemized chronological schedule) of each issuance of stock options and warrants by the company in the last fiscal year and through the interim period that includes the following information for each issuance or grant:

a. Number of shares issued or issuable in the grant;
b. Purchase price or exercise price per share;
c. Any restriction or vesting terms;
d. Management`s fair value per share estimate;
e. How management determined the fair value estimate;
f. Identity of the recipient and relationship to the company;
g. Nature and terms of any concurrent transactions with the recipient;
h. Amount of any recorded compensation element and accounting literature relied upon

Provide details of any transactions with unrelated parties believed by management to be particularly evident of an objective fair value per share determination. In addition, provide details and preliminary pricing information based on discussions with your underwriter(s). We will also need to get details of the estimated IPO price range prior to the resolution of this comment.
65. You disclose that in July 2004 the Company accelerated the remaining unvested options for the Board member stock compensation grant. Tell us and revise to disclose in your filing the expense recognized as a result of the acceleration and how you calculated the expense. Refer to Question 10 of FIN 44.

Note 10 - Warrants - Page F-20
66. Supplementally reconcile the warrants discussed on page 4 of your Registration Statement to those warrants discussed in your warrants footnote.

Note 13 - Segment Information, Operations by Geographic Area and Significant Customers - Page F-22
67. Revise to disclose the basis for attributing revenues from external customers to individual countries. Refer to Paragraph 38(a) of SFAS 131.
68. We note from your MD&A (page 29) that you have major customers which account for a significant percentage of your revenues. Please revise your segment footnote to disclose the extent of your reliance on major customers. Refer to Paragraph 39 of SFAS 131.

Note 14 - Note Receivable from Shareholder - Page F-23
69. Supplementally tell us how you have accounted for the subsequent payment of all remaining consulting fees to the director and the resulting repayment of the outstanding balance of the promissory note.

Part II

Item 16.  Exhibits and Financial Statement Schedules - Page II-2
70. Revise your filing to include Schedule II - Valuation and
Qualifying Accounts under Item 16(b).   Your independent registered
public accountant should audit this schedule. Refer to Article 12 of Regulation S-X.

Exhibit 5.1
71. Please supplementally provide us with a copy of the form of legal opinion for our review.

*  *  *

As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

	Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that:

?	should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

?	the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

?	the company may not assert this action as a defense in any
proceeding initiated by the Commission or any person under the federal securities laws of the United States.

	In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

We will consider a written request for acceleration of the effective date of the registration statement as a confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

You may contact Kristin Brooks at (202) 824-8972 or Brain Cascio at
(202) 942-1791 if you have questions regarding comments on the financial statements and related matters. Please contact Ad,laja Heyliger at (202) 824-5082 or me at (202) 942-1880 with any other questions.


Sincerely,



							Peggy A. Fisher
Assistant Director

cc (via fax):	Davina K. Kaile, Esq., Pillsbury Winthrop LLP
650.233.4500
Gary Johnson
PortalPlayer, Inc.
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